[LETTERHEAD OF PHANTOM FIBER CORPORATION]

                                                                     May 7, 2009

VIA FACSIMILE TRANSMITTAL AND UNITED STATES POSTAL SERVICE

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Mr. Eric Attallah, Staff Accountant

Re: Phantom Fiber Corporation (the "Company")
    Form 10-KSB for the year ended December 31, 2007 ("Form 10-KSB") Form 10-Q for the quarter ended September 30, 2008 ("Form 10-Q") File No. 1-15627

Dear Mr. Attallah:

This letter responds to comments contained in the Staff letter, dated March 3, 2009, addressed to Mr. Jeffrey Halloran, the Company's Chief Executive Officer, with respect to the Company's past filing of Form 10-KSB for the year ended December 31, 2007 and Form 10-Q for the quarter ended September 30, 2008.

We have replied below to your comments (the "Comments"). In view of the Comments and the Company's response set forth below, the Company has responded or reacted in accordance to your comments.

Comment No. 1:

     "In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

     * The company is responsible for the adequacy of the disclosure in the fillings;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States."

Response to Comment No. 1:

The company acknowledges: The company is responsible for the adequacy of the disclosure in the fillings; Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Comment No. 2:

         "Please furnish your correspondence dated December 12, 2008 on EDGAR, as required by Rule 101 of Regulation S-T."

Response to Comment No. 2:

The Company confirms it has filed the SEC correspondence, dated December 12, 2008, on EDGAR, as required by Rule 101 of Regulation S-T.

Comment No. 3:

     "We have reviewed your prior response to prior comment 1. Please address the following:

     * Explain to us why the amounts presented on your statement of cash flows related to the affect of exchange rate changes on your cash balances held in foreign currencies is the same as foreign exchange translation adjustment presented in your consolidated statement of changes in stockholders' deficiency on Page F-5;

     * Explain to us how your foreign currency translation adjustments recorded in accumulated other comprehensive income is consistent with paragraphs 12-14 of SFAS 52; and

     * If material revise future filings to provide the disclosures required by paragraph 31 of SFAS 52."

Response to Comment No. 3:

The Company continues to work with its audit firm to provide the Securities and Exchange Commission with an explanation as to why the amounts presented on our statement of cash flows related to the affect of exchange rate changes on our cash balances held in foreign currencies is the same as foreign exchange translation adjustment presented in our consolidated statement of changes in stockholders' deficiency on Page F-5; how our foreign currency translation adjustments recorded in accumulated other comprehensive income is consistent with paragraphs 12-14 of SFAS 52; and the Company will ensure all future filings, if material, will provide the necessary disclosure as required by paragraph 31 of SFAS 52.

Comment No. 4:

     "We note your response to prior comment 6. Please amend your Form 10-K and Forms 10-Q for the quarters March 31, 2008, June 30, 2008 and September 30, 2008 to include the cover page, signature page and paragraphs 1, 2, 4, and 5 of the certification in the form set forth in Exhibit 601 of Regulation S-X."

Response to Comment No. 4:

The Company will be filing its amendments to its Form 10-K and Forms 10-Q for the quarters March 31, 2008, June 30, 2008 and September 30, 2008 to include the cover page, signature page and paragraphs 1, 2, 4, and 5 of the certification in the form set forth in Exhibit 601 of Regulation S-X as per your request.

     If you have any further comments and/or questions, please contact the undersigned at (212) 785-6200.

Regards,


/s/ Kevin Kading
--------------------------
Kevin Kading
Director